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                     June 12, 2024

       Paul Strickland
       Chief Financial Officer
       Hallmark Venture Group, Inc.
       5112 West Taft Road , Suite M
       Liverpool, NY 13088

                                                        Re: Hallmark Venture
Group, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 000-56477

       Dear Paul Strickland:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction